Exhibit 99.1

Ad hoc release according to article 17 MAR

Planegg/Munich, Germany, December 7, 2018

Ad hoc: MorphoSys Announces that According to a Presentation Title at an Upcoming Conference, Guselkumab Demonstrates Superior Long-Term Responses to Secukinumab at Week 48 in the Treatment of Moderate to Severe Psoriasis

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX TecDAX; NASDAQ: MOR) announced today that according to the title of a presentation to be held next Wednesday afternoon CET (December 12, 2018) at the upcoming Inflammatory Skin Disease Summit (ISDS) conference in Vienna, Austria, guselkumab [Tremfya®] demonstrates superior long-term responses to secukinumab [Cosentyx®] at Week 48 in the treatment of moderate to severe psoriasis, as results from the ECLIPSE trial. The presentation title has been published online at the website of the ISDS conference (http://www.isds2018.org/scientific-program).

MorphoSys expects that this announcement relates to an upcoming presentation of clinical data from the so called “ECLIPSE” clinical study. The ECLIPSE trial has been conducted by MorphoSys’ licensee Janssen, comparing the efficacy of guselkumab [Tremfya®] to secukinumab [Cosentyx®], for the treatment of adults with moderate to severe plaque psoriasis, at week 48.

MorphoSys notes that except for the presentation title no further information is yet available and that no detailed study results are yet available, ahead of the presentation at the conference expected to be held on December 12, 2018.

Tremfya® is a human anti-IL-23 monoclonal antibody developed by Janssen that was generated utilizing MorphoSys’ proprietary HuCAL antibody technology. MorphoSys is eligible to certain milestone payments and receives royalties on net sales of Tremfya®.

Tremfya® has been approved in the U.S., Canada, the European Union, and several other countries for the treatment of plaque psoriasis and in Japan for the treatment of various forms of psoriasis, psoriatic arthritis, and palmoplantar pustulosis. Guselkumab [Tremfya®] is currently being investigated in clinical studies in several indications, including the phase 3 ECLIPSE trial evaluating the efficacy of guselkumab [Tremfya®] compared with secukinumab [Cosentyx®] for the treatment of adults with moderate to severe psoriasis.

END OF AD HOC RELEASE

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208, has been granted

U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned New Jersey-based U.S. subsidiary MorphoSys US Inc., has approximately 320 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. Cosentyx® is a trademark of Novartis AG.

Forward-looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including expectations regarding a presentation title for presentation of clinical study results of a study comparing guselkumab vs. secukinumab in psoriasis at an upcoming conference. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding a presentation title for presentation of clinical study results of a study comparing guselkumab vs. secukinumab in psoriasis at an upcoming conference, are incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks as indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com